Exhibit 99.1

Uni-Fuels Reports First Quarter 2026 Results and Raises Full Year Revenue Guidance to US$320M–US$340M

SINGAPORE, May 26, 2026 - Uni-Fuels Holdings Limited (NASDAQ: UFG), (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial and Operational Highlights

●	Revenue increased 64% year-over-year to US$83.2 million, supported primarily by higher marine fuel trading volumes and expanded commercial activities.
●	Gross profit increased 85% year-over-year to US$1.8 million.
●	Gross profit margin improved to 2.2% in the first quarter of 2026 from 1.9% in the same period last year.
●	Marine fuel volumes increased 58% year-over-year to over 140,000MT, reflecting increased commercial activities and customer engagements across key markets.

First Quarter 2026 Financial Summary

	For the Three Months Ended March 31,
	2026		2025
	(Unaudited)		(Unaudited)
Revenue	US$	83,192,779	US$	50,715,209
Gross profit		1,805,698		978,461
(Loss)/Income from Operations		(231,798)		143,385
Net (loss)/income		(376,087)		83,513

2026 Outlook

Following a stronger-than-expected first quarter 2026 performance and improved visibility on commercial activities, the Company is increasing its full-year 2026 revenue guidance to a range of US$320 million to US$340 million up from its prior guidance of US$310 million to US$330 million.

Management Commentary

“We are encouraged by a promising start to 2026, which reflects the continued execution of our growth strategy,” said Mr. Koh Kuan Hua, Chief Executive Officer of Uni-Fuels. “During the quarter, we delivered year-over-year growth in revenue and marine fuel volumes, and improved gross margins. Operational performance remained strong, although quarterly results were impacted by a net loss primarily attributable to corporate communication expenses incurred during the period. We remain focused on building on this momentum through disciplined execution of our growth initiatives, driving consistent performance, and improving returns on capital. Based on our strong first quarter performance and improving commercial visibility, we are pleased to raise our full year 2026 revenue outlook to US$320 million – US$340 million.”

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions with a growing presence across major shipping hubs, including Singapore, Seoul, Dubai, Shanghai, Limassol, and Bangkok. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company delivering customer-centric, compliant, and reliable fuel solutions across global markets and time zones, supported by 24/7 operational support year-round. Backed by a globally integrated operating platform, experienced industry professionals, and an extensive global supply network, Uni-Fuels has built trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid the maritime industry’s ongoing energy transformation.

For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to execute on the contemplated expansion plan in a timely, cost effective and efficient manner, its ability to continue its cross-border regulatory compliance, its ability to attract, evaluable and complete acquisitions with suitable candidates, and other risks and uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 22, 2026. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited

Email: investors@uni-fuels.com